CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

December 14, 2009

Mr. Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
File No. 0-30831

Amendment No. 3 to Form 8-K
Filed August 19, 2009

Dear Mr. Phippen:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the Comment, dated November 4, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 3 to Form 8-K filed August 19, 2009. In order to ease your review, we have repeated the Comment in its entirety.

AMENDMENT NO. 3 TO FORM 8-K FILED AUGUST 19, 2009

1.

PRO FORMA ADJUSTMENTS RELATED TO THE PRO FORMA CONDENSED STATEMENTS OF OPERATIONS SHOULD INCLUDE ADJUSTMENTS WHICH GIVE EFFECT TO EVENTS THAT ARE: (I) DIRECTLY ATTRIBUTABLE TO THE TRANSACTION, (II) EXPECTED TO HAVE A CONTINUING IMPACT ON THE REGISTRANT, AND (III) FACTUALLY SUPPORTABLE. THE PRO FORMA FINANCIAL INFORMATION SHOULD ILLUSTRATE ONLY THE ISOLATED AND OBJECTIVELY MEASURABLE (BASED ON HISTORICALLY DETERMINED AMOUNTS) EFFECTS OF A PARTICULAR TRANSACTION, WHILE EXCLUDING EFFECTS THAT RELY ON HIGHLY JUDGMENTAL ESTIMATES OF HOW HISTORICAL MANAGEMENT PRACTICES AND OPERATING DECISIONS MAY OR MAY NOT HAVE CHANGED AS A RESULT OF THAT TRANSACTION. AS SUCH, PLEASE REVISE TO ELIMINATE PRO FORMA ADJUSTMENTS (L), (M), (N), AND (P) OR ADVISE IN DETAIL WHY YOU BELIEVE SUCH PRO FORMA ADJUSTMENTS ARE APPROPRIATE. DISCLOSURE OF THIS

FORWARD LOOKING AND PROJECTED INFORMATION MAY BE DISCLOSED IN THE FOOTNOTES PROVIDED THE INFORMATION IS IDENTIFIED AS SUPPLEMENTAL INFORMATION. IN ADDITION, PLEASE REVISE TO CLEARLY EXPLAIN THE ASSUMPTIONS USED IN COMPUTING PRO FORMA ADJUSTMENTS (E.G., THE EXPECTED LIVES OR AMORTIZATION PERIODS OF IDENTIFIED INTANGIBLE ASSETS) IN THE NOTES TO THE PRO FORMA FINANCIAL INFORMATION.

The Company has revised the pro forma condensed consolidated statements of operations to remove those certain adjustments identified and enumerated above to ensure compliance with Rule 8-05 of Regulation S-X. Contemporaneous with this correspondence, the Company has filed Form 8-K/A Amendment No. 4.

~ ~ ~ ~ ~

Mr. Adam Phippen

December 14, 2009

In response to the Staff’s request in your letter dated November 4, 2009, Capital Growth Systems, Inc. hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Patrick C. Shutt
Patrick C. Shutt, Chief Executive Officer

/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

cc:	Mr. William Thompson
Branch Chief United States Securities and Exchange Commission Division of Corporation Finance